September 23, 2020

Charles F. McCain

Harbor Funds

111 South Wacker Drive, 34th Floor

Chicago, IL 60606

RE:	Contractual Expense Limitations – September 23, 2020 through February 28, 2022

Dear Mr. McCain:

In connection with our service as investment adviser to Harbor Emerging Markets Equity Fund (the “Fund”), we hereby agree to limit the total annual operating expenses, excluding interest expense (if any), of each class of shares of the Fund until February 28, 2022 in the manner set forth below:

Harbor Emerging Markets Equity Fund	Retirement Class	Institutional Class	Administrative Class	Investor Class
Total annual Fund operating expenses (expressed as a percentage of average daily net assets)	0.88%	0.96%	1.21%	1.33%
Total annual Fund operating expenses if the Fund’s daily net assets exceed $1 billion (expressed as a percentage of average daily net assets)	0.85%	0.93%	1.18%	1.30%

This expense limitation agreement will replace the fee waiver and expense limitation agreements for the Fund that previously were in effect until February 28, 2021. We will have no ability to terminate or modify this expense limitation agreement through February 28, 2022. This agreement will automatically expire without further action by the parties at the close of business on February 28, 2022.

Please acknowledge your agreement with the foregoing as of the date set forth above by signing in the space provided below and returning an executed original to my attention.

HARBOR CAPITAL ADVISORS, INC.

By:
Brian L. Collins, Executive Vice President

Agreed and Accepted:

HARBOR FUNDS

By:
Charles F. McCain, President

111 South Wacker Drive, 34th Floor | Chicago, Illinois 60606-4302

T 800-422-1050 | F 312-443-4444 | www.harborfunds.com